



SECU ▌▌▌▌▌▌▌▌▌▌▌ MMISSION
04017304

A.... :PORT

FORM X-17A-5
PART III

SEC FILE NUMBER

8-33445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SICOR SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    8141 NORTH MAIN STREET

                                (No. and Street)

    DAYTON   OHIO   45415

       (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    GREGORY MERRICK   937-890 1988

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    VANDERHORST & MANNING CPAs, LLC
                          (Name – if individual, state last, first, middle name)

    6105 NORTH DIXIE DRIVE   DAYTON   OHIO   45413

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)





OATH OR AFFIRMATION

I, __GREGORY L. MERRICK__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SICOR SECURITIES, INC.__ , as of __DECEMBER 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SICOR SECURITIES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003

TOGETHER WITH

INDEPENDENT AUDITORS' REPORT

SICOR SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS



VANDERHORST & MANNING CPAs, LLC

Members of American Institute and Ohio Society of Certified Public Accountants

Dayton (937) 898-3167
FAX # (937) 898-9202
6105 N. Dixie Drive
P.O. Box 13449
Dayton, Ohio 45413
E-Mail: vm-day@voyager.net

Sidney (937) 492-0386
FAX # (937) 492-3262
550 Folkerth Avenue
Sidney, Ohio 45365
E-Mail: vm-sid@wesnet.com

Web Site Address:
www.vmcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

We have audited the accompanying statement of financial condition of Sicor Securities, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sicor Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles, generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Sicor Securities, Inc., is exempt from the requirements of Rule 15c3-3 due to the nature of the Company's transactions, because the Company does not take possession of, or otherwise control customer securities, and because it does not carry customer accounts (it promptly transmits all funds and does not otherwise hold funds, or owe money to customers). Accordingly, the Supplemental Schedules relating to the reserve requirements under Rule 15c3-3, and the information relating to the possession or control requirements under Rule 15c3-3, have been omitted from this report.

Vanderhorst & Manning

Vanderhorst & Manning CPAs, LLC
Dayton, Ohio

February 24, 2004

1

SICOR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	200,880
Commissions Receivable		28,102
Other Receivables		93,178
Tax Benefit Receivable		139,000
	$	461,160

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions Payable	$	34,069
Accounts Payable, Trade		53,506
Accrued Expenses		33,750
	$	121,325
Commitments and Contingent Liabilities		
Subordinated Borrowings	$	250,000
Stockholders' Equity:		
Common Stock - No Par Value, 500 shares authorized,		
105 shares issued and outstanding	$	500
Additional Paid-In Capital		567,453
Retained Deficit		(478,118)
Total Stockholders' Equity	$	89,835
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	461,160

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commissions	$	733,480
Interest		3,666
Advisory Fees		86,936
Other Income		195,835
	$	1,019,917
Expenses:		
Commission Expense	$	639,197
Contract Labor		72,450
Education		10,307
Utilities and Telephone		13,856
License Expense		30,914
Insurance		2,007
Dues and Subscriptions		3,288
Maintenance and Repairs		9,881
Professional Fees		94,824
Office Supplies and Expense		48,803
Computer Consulting		36,067
Internet Access Fees		9,397
Facility Rent		-
Travel and Entertainment		4,266
Equipment Lease		27,121
Auto Expense		13,127
Franchise Tax		613
Interest Expense		15,000
Other Operating Expenses		22,978
	$	1,054,096
Income Before Income Taxes	$	(34,179)
Provision for Income Taxes		-
Net Income (Loss)	$	(34,179)

The accompanying notes are an integral part of these financial statements

3

SICOR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Capital Stock Common Shares		Amount		Additional Paid-in Capital		Retained Deficit		Total Stockholders' Equity
Balance at January 1, 2003	105	$	500	$	567,453	$	(443,939)	$	124,014
Net Income (Loss)							(34,179)		(34,179)
Balance at December 31, 2003	105	$	500	$	567,453	$	(478,118)	$	89,835

The accompanying notes are an integral part of these financial statements

4

SICOR SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated Borrowings at January 1, 2003	$	250,000
Issuance of Subordinated Loan Agreements		-
Subordinated Borrowings at December 31, 2003	$	250,000

The accompanying notes are an integral part of these financial statements

5

SICOR SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:		
Net Income	$	(34,179)
Adjustments to reconcile net loss		
to net cash used by operating activities:		
Depreciation		-
(Increase) Decrease in Operating Assets:		
Commissions Receivable		36,513
Accounts Receivable, Other		(41,238)
Increase (Decrease) in Operating Liabilities:		
Commissions Payable		(26,185)
Accounts Payable, Trade		38,729
Accrued Expenses		15,000
Net Cash Provided by Operating Activities	$	(11,360)
Cash Flows From Investing Activities:		
Net Cash Used/ Provided in Investing Activities	$	-
Cash Flows From Financing Activities:		
Net Cash Used/ Provided by Financing Activities	$	-
Decrease in Cash	$	(11,360)
Cash at Beginning of the Year		212,240
Cash at End of the Year	$	200,880
Supplemental Disclosures of Cash Flow Information:		
Interest Paid	$	-

The accompanying notes are an integral part of these financial statements

6

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

On October 7, 2002, the article of incorporation were amended to change the Company's name to Sicor Securities, Inc. (Company) formerly known as Tower Equities, Inc. The Company was incorporated in 1984 to provide broker-dealer services and other security related transactions. It is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company has not conducted trading activities and does not carry customer accounts. Its principal activity is the sale of redeemable shares of registered investment companies and certain other share accounts. To a lesser extent, the Company performs financial planning, fee based asset management and related consulting services. The Company is a wholly owned subsidiary of TIS Holdings, Inc. (Formerly known as Tower Investment Securities, Inc.) (Parent). Management has represented that TIS Holdings, Inc. had no material transactions during the period ended December 31, 2003 and further that these financial statements do not include any transactions associated with TIS Holdings, Inc. Accordingly, these financial statements do not include TIS Holdings, Inc., and no audit procedures were applied to it.

BASIS OF ACCOUNTING

The Financial Statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Consequently, revenues are recognized when earned and expenses are recognized when incurred.

CASH AND CASH EQUIVALENTS

Cash includes amounts in financial institutions. For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2003.

CONCENTRATIONS OF CREDIT RISK

The Company is an introducing broker engaged in introducing customers to counter parties, which include clearing brokers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. Risk is limited due to the large number of counter parties customers are introduced to. It is the Company's policy to review, as necessary, the credit standing of each counter party.

SICOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES (continued)

PROPERTY AND EQUIPMENT

The Company did not own property and equipment during the year. However, it continued to utilize furniture and fixtures transferred to its Parent in 2002. Maintenance and repairs charged to expense were incurred on property and equipment leased by the Parent to the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles, generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, upon settlement, actual results may differ from the estimated amounts.

NOTE 2 – NET CAPITAL REQUIREMENTS

With respect to its securities transactions, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $107,389, which was $95,256 in excess of its required net capital of $8,089. The Company's net capital ratio was 1.13 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company leased its operating facility on a month-to-month basis from a related entity, through common ownership. Effective June 1, 2002, rents were mutually discontinued. Effective June 1, 2003 through May 31, 2004, an agreement was entered into to provide for rent at one dollar per month.

In addition, the Company accrued interest expense of $15,000 on subordinated borrowings held by various stockholders (see Note 5).

The Company incurred $72,450 that was charged as contract labor expense in connection with services rendered during the year by its Parent under an agreement entered into in 2002.

At December 31, 2003, the Company had $139,000 due from its Parent. This results from net operating loss benefits utilized by Parent on the consolidated income tax returns (see Note 4).

8

SICOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 3 – RELATED PARTY TRANSACTIONS (continued)

The Company continued to utilize property and equipment leased and/ or owned by its Parent. Rent paid for such use during the year amounted to $6,000 (see Note 1).

During the year ended December 31, 2003, the Company received revenues, for services performed, from related entities, through common ownership. These revenues are included in other revenue on the income statement and amounted to $43,849.

NOTE 4 – PROVISION FOR INCOME TAXES

Sicor Securities, Inc. files consolidated income tax returns with its Parent. Sicor Securities, Inc. provides for income taxes on a separate return basis and remits or receives from the parent or its subsidiary amounts currently payable or receivable. The Company recorded no tax benefit for the year ended December 31, 2003. At December 31, 2003, the Company has available net operations loss carry forward of approximately $191,000 which expire in the years 2004 through 2023.

DEFERRED TAX ASSET

Benefit of Net Operating Loss Carry forward	$5,000
Less Valuation Allowance	5,000
Net Deferred Tax Asset	$ 0

Due to uncertainty regarding the level of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets, which may not be realized, principally due to expiration of net operating loss carry forwards.

NOTE 5 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2003 are listed in the following:

SUBORDINATED LOAN AGREEMENTS, 6% INTEREST PER ANNUM

	Effective Date	Maturity Date	Amount
(a)	June 14, 1999	May 31, 2004	$ 50,000
(b)	August 31, 1999	August 31, 2004	150,000
(b)	November 15, 1999	November 14, 2004	50,000
			$250,000

[a] The maturity date was extended to May 31, 2007
[b] Extension request submitted to NASD pending approval

In connection with the subordinated borrowings, the Company issued one (1) share of common stock, no par value, for each $50,000 of borrowings. Accordingly, in connection with subordinated borrowings the Company issued five (5) shares of stock during 1999.

NOTE 5 – SUBORDINATED BORROWINGS (continued)

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense under the subordinated borrowings was $15,000 and is included in accrued expenses.

NOTE 6 – OPERATING LEASES

The Company leases various motor vehicles and equipment under operating leases with terms ranging from two to five years. Rent expense under these leases for 2003 was $21,121 for equipment and $9,320 for motor vehicles.

Future minimum lease payments under all operating leases for years ending December 31 are as follows:

	Equipment	Motor Vehicles	Total
2004	$ 10,963	$ 9,363	$ 20,326
2005	0	780	780
	$ 10,963	$ 10,143	$ 21,106

NOTE 7 – GOING CONCERN

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company continues to reduce operating expenses. The Company has implemented a marketing plan to assist the independent broker in the generation of a client base, which will provide additional revenue.

SUPPLEMENTARY INFORMATION

SICOR SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Net Capital
  Total Stockholders' Equity (Deficit) $ 89,835
  Add Subordinated Borrowings Allowable
    in Computation of Net Capital   250,000
  Total Capital and Allowable Subordinated Borrowings $ 339,835

    Deductions and/or Charges:
    Other Receivables $ 93,178
    Interest Receivable   268
    Tax Benefit Receivable   139,000
  Total Deductions   232,446
Net Capital $ 107,389

Aggregate Indebtedness
  Items Included in Statement of Financial Condition:
    Commissions Payable $ 34,069
    Accounts Payable   53,506
    Accrued Expenses   33,750
  Total Aggregate Indebtedness $ 121,325

Computation of Basic Net Capital Requirement

  Minimum Net Capital Required:
    Company $ 8,089
  Total $ 8,089

  Excess Net Capital at 1000 Percent $ 95,256

  Ratio: Aggregate Indebtedness to Net Capital   1.13 to 1

Reconciliation with Company's Computation (included in
  Part II of Form X-17A-5 as of December 31, 2003)
    Net Capital as Reported in Company's Part II
    (Unaudited) Focus Report $ 94,530

    Other Audit Adjustments, Net   12,859

Net Capital Per Above $ 107,389

The accompanying notes are an integral part of these financial statements


Report on Internal Control Required
By SEC Rule 17a-5 for a Broker-Dealer Claiming an
Exemption from SEC Rule 15c3-3

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of Sicor Securities, Inc. for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. The Company is exempt from the requirements of Rule 15c3-3 because it does not take possession of, or otherwise control customer securities. Therefore, no procedures for safeguarding securities were considered.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not take possession of, or otherwise control customer securities, and because it does not carry customer accounts (it promptly transmits all funds and does not otherwise hold funds, or owe money to customers), we did not review the practices and procedures followed by the company in any of the following:

1. Meeting the reserve required by Rule 15c3-3(e)
2. Making quarterly securities examinations, counts, verifications, and comparisons
3. Recordation of differences required by rule 17a-13
4. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
5. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the America Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Vanderhorst & Manning CPAs, LLC
Dayton, Ohio

February 24, 2004

13